Exhibit 1

Hadera Paper Group – Newsletter No. Three
A message from the company’s CEO:

Dear members of the capital market,

At present, most of the financial indicators in the global paper and paper products sector suggest that the level of demands and the erosion in prices in the industry have reached their lowest point in the global crisis. Hadera Paper Group is supported by research companies of the global paper industry in its projections of renewed improvement and growth in the volume of activities and global paper prices by the end of the current year.

In the face of the global and local economic crisis, which is reflected in a reduction in investments and credit and diminished demands and global trading, Hadera Paper Group has resourcefully and promptly realigned its assets for the purpose of addressing the sudden change in the business environment appropriately and to the point. Consequently, today more than ever Hadera Paper Group is prepared for the new challenges that lie ahead.

Thanks to its financial strength, the highest efficiency standards of its production facilities, energy consumption and supply chain, and more so to its large and diversified portfolio of companies and operations, Hadera Paper Group is prepared for confronting an unstable business environment.

Hadera Paper Group has planned ahead by implementing aggressive programs for improving efficiency and cutting back procurement costs in all of its companies and operations. In the first half of 2009, all the companies in the Group reached their targets, thereby substantially offsetting the effect of the erosion in prices brought on by the global crisis, the local downturn and import in dumping prices of printing and packaging papers especially from Europe. The Group will continue to focus on the successful implementation of these programs in the course of the year, alongside the encouragement of growth-promoting activities.

Hadera Paper Group is initiating steps for the gradual recovery of demands by encouraging increased institutional and private spending and is focusing on expanding its market shares as a means to achieving renewed growth in the majority of its operations.

The Group is currently working to accelerate the business development of its various products on the global markets. A noteworthy example is the Group’s strategic activities in Turkey. As reported in the previous newsletter, these activities are consistently showing improved business and financial results alongside increased exports, a continuing reduction in production costs, the enhancement of brands and the gradual expansion of Unilever’s distribution and sales platform. All these are expected to result in an operating balance for the operations in Turkey in 2010.

Growth always requires innovation. The continuing growth in the operations of Hadera Paper Group and the improved profitability will be based on the identification of business opportunities in core areas in Israel and overseas. For this reason, Hadera Paper is placing great emphasis at present on technological and marketing developments in its various operations, realizing that the new products will create a significant added value both to the operations and to the consumers. The packaging paper operation is an excellent example of the Group’s strives for innovation and its successful implementation, as depicted in this newsletter. The Group’s innovation and ability to identify opportunities for investment in additional developments will reinforce the comparative advantage of Hadera Paper and promote the realization of the Group’s vision.

Sincerely yours,
Avi Brener, CEO
Hadera Paper Group